Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

MCI Shareholders to Vote on Merger

Shareholders of MCI will vote to adopt the merger agreement between Verizon and MCI and to approve the merger at a special meeting Oct. 6 at MCI’s headquarters in Ashburn, Va.

MCI’s board previously recommended approval of Verizon’s $8.5 billion purchase offer. The merger must be approved by holders of a majority of the outstanding shares of MCI common stock.

Verizon owns 13.3 percent of the outstanding shares of MCI. MCI’s directors, executive officers and their affiliates, as a group, own an additional 0.8 percent of the outstanding shares of MCI.

As of Aug. 31, 15 states had approved the transaction or decided not to take action on it. The deal is under review in 11 more states and the District of Columbia.

In addition, Verizon and MCI have received favorable determinations from all foreign jurisdictions except the European Commission and Singapore, which were still reviewing the transaction as of Aug. 31.

The Department of Justice and the Federal Communications Commission must also approve the deal.

Verizon and MCI expect to close the merger in late 2005 or early 2006.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.